Via Facsimile and U.S. Mail
Mail Stop 4720

April 21, 2010

Mr. Chunxiang Li
Chief Financial Officer
China Vitup Health Care Holdings, Inc.
108-1 Nashan Road
Zhongshan District
Dalian, P.R.C.

>   **Re: Item 4.01 Form 8-K**
>   **Filed April 20, 2010**
>   **File No. 000-52489**

Dear Mr. Li:

We have reviewed your filing and have the following comment.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.01 8-K Item 4.01 Changes in Registrant's Certifying Accountant

1.   It appears an Item 4.01 8-K was not filed within 4 business days of the date of the dismissal of your former auditors. Please confirm that you understand that your delinquency may impact your eligibility requirements for filing on Form S-3.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3658.

Sincerely,

Tabatha Akins
Staff Accountant